OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.5614 FAX 419.325.0614

INTERNET: kelly.schmidt@owenscorning.com

KELLY SCHMIDT

VICE PRESIDENT AND CONTROLLER

July 9, 2012

Via EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning Form 10-K for the Fiscal Year ended December 31, 2011 Filed February 15, 2012 File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 2, 2012 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed February 15, 2012, File No. 1-33100. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 22

1.	We note your response to comment three from our letter dated June 8, 2012. While we understand that your intention is to minimize duplication in your consolidated and segment MD&A disclosures, we believe that some of your discussions could be enhanced to provide a more quantitative analysis. For example, in your discussion of Composite segment EBIT, you explain a 15% or $26 million increase in 2011 by saying that “higher selling prices more than offset inflation in material and energy costs and together this contributed about one-third to the increase in EBIT”. It is unclear from this discussion how much higher your selling prices were or how much inflation in material and energy costs you incurred during the year as compared to

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

July 9, 2012

2010. It is also unclear what caused the remaining two-thirds of the increase to EBIT during that period. Please show us how you will revise your future filings accordingly.

Response:

In consideration of your comment and to be clearer to users of the financial statements, we propose to revise our future filings as follows (the changes to our current disclosure are shown in bold):

“EBIT in our Composites segment was $26 million higher in 2011 than in 2010 driven by lower costs achieved through manufacturing productivity. Higher selling prices of approximately $50 million more than offset inflation in material and energy costs, resulting in a net increase in EBIT of approximately $10 million, which was fully offset by the unfavorable impact of our divestiture of our glass reinforcements facility in Capivari, Brazil.”

* * * *

As requested by the Commission, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-5614.

Very truly yours,

/s/Kelly Schmidt

Kelly Schmidt

Vice President and Controller